

June 16, 2010

Helen C. Cary
Chief Executive Officer
Midnight Candle Company
79013 Bayside Court
Indio, California 92203

> **Re: Midnight Candle Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 21, 2010**
> **File No. 000-51842**

Dear Ms. Cary:

We have reviewed your letter dated May 25, 2010 in response to our comment letter dated November 23, 2009 as well as your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, page 10

1. We note your statement on page 11 as well as your response to our comment two from your letter dated November 12, 2009 that your professional fees include, among other things, accounting fees related to quarterly reviews and annual audits. We further note your statement on page 12 that your accounting-related expenses include fees related to auditing by your accountants, bookkeeping, tax preparation and other accounting-specific

consulting services. Please elaborate upon and quantify what the accounting fees included as part of your professional fees are comprised of with a view to explaining how they differ from your accounting-related expenses.

2. We note you entered into a Revolving Line of Credit Promissory Note in August of 2009 for a total of $30,000. Please either file this agreement as a material contract or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

<u>Report of the Independent Registered Public Accounting Firm, page 16</u>

3. We note that you have changed your Independent Registered Public Accounting Firm since your last Form 10-K. In this regard, we note that Bagell, Josephs, Levine & Company, LLC merged with Friedman, LLP in January 2010, and we believe this merger results in a different audit firm performing your most recent audit. As such, you should have filed an Item 4.01 Form 8-K. The filing was due within four business days of the resignation or dismissal of the Independent Registered Public Accounting Firm. Please see Item 304 of Regulation S-K, which describes the disclosure requirements of Item 4.01 of Form 8-K, and file this Form 8-K as soon as practicable. When you amend your Form 10-K as requested below, please also provide the disclosures in your Form 10-K as required by Part II, Item 9.

<u>Item 9(A)T -- Controls and Procedures, page 27</u>

4. Your disclosure under this section is unclear considering you state that your Board of Directors was "advised by management's performance of the evaluations of internal control over financial reporting," however, it does not appear that your management has included management's report on internal control over financial reporting. If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting. If you omitted management's report, please amend your filing to include management's report on internal control over financial reporting. Please note that the failure to perform management's assessment or failure to include management's report adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Exhibits 31.1 and 31.2</u>

5. Please note that the exact wording of the certification provided in Item 601(b)(31) of Regulation S-K is required. We note that paragraph one of the certifications required by Exchange Act Rule 13a-14(a) does not completely identify the correct periodic report.

Please revise in future filings. Also, for both your Form 10-K for the fiscal year ending December 31, 2009 and Form 10-Q for the quarter ending March 31, 2010, please also make sure in future filings that the certifying individual's title as principal executive officer and principal financial officer is set forth at the end of the certification.

<u>Signatures, page 32</u>

6. We note you did not date your signature where you signed on behalf of the company. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Elizabeth Sellars, Accountant, at (202) 551-3848 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Mara Ransom, Legal Branch Chief, (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director